K&L Gates LLP

State Street Financial Center

One Lincoln Street
Boston, MA 02111-2950

T 617.261.3100 F 617.261.3175

November 10, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ashley Vroman-Lee

Re:	John Hancock Municipal Securities Trust (the “Trust”) — File No. 333-199171 Registration Statement on Form N-14

Dear Ms. Vroman-Lee:

On behalf of the Trust, we submit this letter in response to comments received by telephone on October 30, 2014 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock Tax-Free Bond Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of each of John Hancock Massachusetts Tax-Free Income Fund and John Hancock New York Tax-Free Income Fund (the “Acquired Funds” and, together with the Acquiring Fund, the “Funds”), each a series of John Hancock Tax-Exempt Series Fund, with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on October 6, 2014, accession no. 0001133228-14-003648.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

General

Comment 1 — The Staff notes that material information is missing from the Registration Statement. Please confirm that the definitive filing will include all material information.

Response to Comment 1 — The Trust has made the requested change, and confirms that the definitive filing will include all material information.

Combined Proxy Statement and Prospectus (“Proxy/Prospectus”)

Comment 2 — On the cover page, consider revising the sentence that reads “[a]lthough past performance does not guarantee future results, as of June 30, 2014 John Hancock Tax-Free Bond Fund has outperformed your fund over a five-year period” to include the defined terms for the Acquired Funds rather than the phrase “your fund.”

Securities and Exchange Commission
November 10, 2014

Response to Comment 2 — The Trust respectfully declines to make the requested change. The use of the phrase “your fund” is John Hancock’s typical convention for joint proxy statements. Where disclosure is applicable to both Acquired Funds, the Trust believes that it is appropriate to use the phrase “your fund” in lieu of the names of both Acquired Funds in order to avoid confusion.

Comment 3 — On p. 25 under “Tax Status of the Reorganizations,” please provide an estimated percentage of each Acquired Fund’s portfolio securities that will be sold in advance of the Reorganizations.

Response to Comment 3 — The Trust has made the requested change.

Comment 4 — On p. 25 under “Tax Status of the Reorganizations,” please provide estimated portfolio transaction costs for the sale of each Acquired Fund’s portfolio securities in advance of the Reorganizations.

Response to Comment 4 — The Trust has made the requested change.

Comment 5 — On p. 25 under “Tax Status of the Reorganizations,” please disclose the estimated impact to shareholders of capital gains as a result of the sale of the Acquired Funds’ portfolio securities in advance of the Reorganizations. If the sale of the Acquired Funds’ portfolio securities will result in gains, please provide a per share estimate as of any recent date. The staff understands that any information provided will be estimated.

Response to Comment 5 — The Trust has made the requested change.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Registration Statement, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

Securities and Exchange Commission
November 10, 2014

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3246, Mark Goshko at (617) 261-3163 or Nicholas J. Kolokithas, Assistant Secretary of the Trust, at (617) 663-4324.

Sincerely,

/s/ Clair E. Pagnano

cc: Nicholas J. Kolokithas